UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Intelsat S.A.
(Name of Issuer)
Common Shares, nominal value $0.01 per share
(Title of Class of Securities)
L5140P101
(CUSIP Number)

David A. Tepper Appaloosa LP 51 John F. Kennedy Parkway Short Hills, New Jersey 07078 (973) 701-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L5140P101
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Appaloosa LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	10,450,000*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	10,450,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	10,450,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 7.4%*
14.	Type of Reporting Person (See Instructions): PN

* Beneficial ownership percentage is based upon 141,000,000 common shares, nominal value $0.01 per share (the “Common Shares”), of Intelsat S.A. (the “Issuer”) outstanding as of September 30, 2019, as set forth in the Form 6-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on October 29, 2019.  Appaloosa LP (“ALP”) is the investment adviser to Azteca Partners LLC (“Azteca”) and Palomino Master Ltd. (“Palomino” and, collectively with Azteca, the “Funds”), Appaloosa Capital Inc. (“ACI”) is the general partner of ALP and David A. Tepper is the controlling stockholder and president of ACI and owns a majority of the limited partnership interests in ALP. As of February 18, 2020, Azteca held 6,870,251 Common Shares and Palomino held 3,579,749 Common Shares. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, each of ALP, ACI and Mr. Tepper may be deemed to beneficially own the 10,450,000 Common Shares held in the aggregate by the Funds, for an aggregate beneficial ownership percentage of approximately 7.4% of the Common Shares deemed to be outstanding as of February 18, 2020.

CUSIP No. L5140P101
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Azteca Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	6,870,251*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	6,870,251*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	6,870,251*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 4.9%*
14.	Type of Reporting Person (See Instructions): CO

* Beneficial ownership percentage is based upon 141,000,000 Common Shares of the Issuer outstanding as of September 30, 2019, as set forth in the Form 6-K filed by the Issuer with the SEC on October 29, 2019.  For purposes of Reg. Section 240.13d-3, Azteca may be deemed to beneficially own 6,870,251 Common Shares for an aggregate beneficial ownership percentage of approximately 4.9% of the Common Shares deemed to be outstanding as of February 18, 2020.

CUSIP No. L5140P101
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Palomino Master Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: British Virgin Islands

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	3,579,749*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	3,579,749*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	3,579,749*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 2.5%*
14.	Type of Reporting Person (See Instructions): CO

* Beneficial ownership percentage is based upon 141,000,000 Common Shares of the Issuer outstanding as of September 30, 2019, as set forth in the Form 6-K filed by the Issuer with the SEC on October 29, 2019.  For purposes of Reg. Section 240.13d-3, Palomino may be deemed to beneficially own 3,579,749 Common Shares for an aggregate beneficial ownership percentage of approximately 2.5% of the Common Shares deemed to be outstanding as of February 18, 2020.

CUSIP No. L5140P101
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Appaloosa Capital Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	10,450,000*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	10,450,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	10,450,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 7.4%*
14.	Type of Reporting Person (See Instructions): CO

* Beneficial ownership percentage is based upon 141,000,000 Common Shares of the Issuer outstanding as of September 30, 2019, as set forth in the Form 6-K filed by the Issuer with the SEC on October 29, 2019.   ALP is the investment adviser to the Funds, ACI is the general partner of ALP and Mr. Tepper is the controlling stockholder and president of ACI and owns a majority of the limited partnership interests in ALP. As of February 18, 2020, Azteca held 6,870,251 Common Shares and Palomino held 3,579,749 Common Shares. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, each of ALP, ACI and Mr. Tepper may be deemed to beneficially own the 10,450,000 Common Shares held in the aggregate by the Funds, for an aggregate beneficial ownership percentage of approximately 7.4% of the Common Shares deemed to be outstanding as of February 18, 2020.

CUSIP No. L5140P101
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): David A. Tepper
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	10,450,000*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	10,450,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	10,450,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 7.4%*
14.	Type of Reporting Person (See Instructions): IN

* Beneficial ownership percentage is based upon 141,000,000 Common Shares of the Issuer outstanding as of September 30, 2019, as set forth in the Form 6-K filed by the Issuer with the SEC on October 29, 2019. ALP is the investment adviser to the Funds, ACI is the general partner of ALP and Mr. Tepper is the controlling stockholder and president of ACI and owns a majority of the limited partnership interests in ALP. As of February 18, 2020, Azteca held 6,870,251 Common Shares and Palomino held 3,579,749 Common Shares. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, each of ALP, ACI and Mr. Tepper may be deemed to beneficially own the 10,450,000 Common Shares held in the aggregate by the Funds, for an aggregate beneficial ownership percentage of approximately 7.4% of the Common Shares deemed to be outstanding as of February 18, 2020.

Item 1.     Security and Issuer

This Schedule 13D relates to the common shares, nominal value $0.01 per share (the “Common Shares”), of Intelsat S.A. (the “Issuer”). The principal executive offices of the Issuer are located at 4 rue Albert Borschette, Luxembourg, Grand Duchy of Luxembourg L-1246.

Item 2.     Identity and Background

This statement is being filed on behalf of Azteca Partners LLC (“Azteca”), Palomino Master Ltd. (“Palomino” and, together with Azteca, the “Funds”), Appaloosa Capital Inc. (“ACI”), Appaloosa LP (“ALP”), and David A. Tepper (“Mr. Tepper” and, together with Azteca, Palomino, ACI and ALP, the “Reporting Persons”).  ALP, is the investment adviser to the Funds.  ACI is the general partner of ALP.  Mr. Tepper is the controlling stockholder and president of ACI and owns a majority of the limited partnership interests in ALP.

The business address of Azteca, Palomino, ACI and ALP is 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078.  The business address of Mr. Tepper is c/o of Appaloosa Management L.P., 404 Washington Avenue, Suite 810, Miami, Florida 33139.

The principal business of each of Azteca and Palomino is investing in securities.  The principal business of ALP is serving as the investment adviser of certain investment funds, including Azteca and Palomino.  The principal business of ACI is serving as the general partner of ALP.  The principal business of Mr. Tepper is serving as the controlling stockholder and president of ACI.

None of the Reporting Persons or any of their respective executive officers has, during the last five years, been convicted in a criminal proceeding.

None of the Reporting Persons or any of their executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Azteca is a Delaware limited liability company. Palomino is a British Virgin Island corporation.  ACI is a Delaware corporation. ALP is a Delaware limited partnership. Mr. Tepper is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration

All of the Common Shares held by Azteca and Palomino have been acquired using the working capital of such Fund.

The total cost of the Common Shares that the Reporting Persons may be deemed to beneficially own is $59,607,181.

No borrowed funds were used to purchase the Common Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.     Purpose of Transaction

On February 18, 2020, ALP delivered a letter (the “Letter”) to the Issuer’s Board of Directors (the “Board”) in which ALP expressed dissatisfaction with the recently announced proposed order issued by the Federal Communication Commission (“FCC”) with respect to an auction of C-band spectrum currently licensed to the Issuer and other satellite operators.  ALP advised that, as currently constructed, the FCC’s proposal would impose an undue negative impact on the Issuer and urged the Issuer to withhold acceptance pending negotiation of an agreement with the FCC on fair commercial terms. The Letter is attached as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

The Reporting Persons acquired the Common Shares for investment purposes. The Reporting Persons acquired the Common Shares over which they exercise beneficial ownership in the belief that the Common Shares represent an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Shares at prices that would make the purchase or sale of Common Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Common Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to change their intentions with respect to any and all matters referred to in subparagraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, to the extent they deem advisable.  Notwithstanding the foregoing, the Reporting Persons have no intention to engage in a control transaction, or any contested solicitation for the election of directors, by means of the activities described in paragraphs (a), (b), or (d) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

The aggregate percentage of Common Shares reported owned by each Reporting Person named herein is based upon 141,000,000 Common Shares of the Issuer outstanding as of September 30, 2019, as set forth in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on October 29, 2019.

As of February 18, 2020, Azteca held 6,870,251 Common Shares for a beneficial ownership percentage of 4.9% of the Common Shares deemed to be outstanding as of February 18, 2020, and Palomino held 3,579,749 Common Shares for a beneficial ownership percentage of 2.5% of the Common Shares deemed to be outstanding as of February 18, 2020.  As a result of the foregoing, each of ACI, ALP and Mr. Tepper may be deemed to be the beneficial owner of the 10,450,000 Common Shares held in the aggregate by the Funds, for an aggregate beneficial ownership percentage of 7.4% of the Common Shares deemed to be outstanding as of February 18, 2020.

Azteca has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of 6,870,251 Common Shares. Palomino has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of 3,579,749 Common Shares.

Each of ACI, ALP and Mr. Tepper has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of 10,450,000 Common Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit 3 to this Schedule 13D.  All such transactions were carried out in open market transactions.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In addition to the reported Common Shares held by the Reporting Persons, the Reporting Persons also hold non-convertible debt securities of one or more of the Issuer’s subsidiaries.

Except as set forth in this Item 6 and elsewhere in this Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Common Shares of the Issuer.

Item 7.     Material to be Filed as Exhibits

The following exhibits are incorporated into this Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated February 18, 2020, signed by each of the Reporting Persons in order to confirm that this Schedule 13D (and any amendments hereto) are being filed on behalf of each of the Reporting Persons.

Exhibit 2	Letter to the Board of Directors of the Issuer, dated February 18, 2020.

Exhibit 3	Schedule of Transactions in Common Shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2020

APPALOOSA LP

By:	APPALOOSA CAPITAL INC. Its General Partner

By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

AZTECA PARTNERS LLC

By:	APPALOOSA LP Its Investment Advisor

By:	APPALOOSA CAPITAL INC.
Its General Partner

By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

PALOMINO MASTER LTD.

By:	APPALOOSA LP Its Investment Advisor

By:	APPALOOSA CAPITAL INC. Its General Partner

By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

APPALOOSA CAPITAL INC.

By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

/s/ David A. Tepper
David A. Tepper

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).